[Rogers& Hardin LLP Letterhead]
WRITER’S DIRECT DIAL NUMBER
          (404) 420-4646
WRITER’S E-MAIL ADDRESS
          LAG@RH-LAW.COM
August 24, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs, Esq.

Re:	Verso Technologies, Inc.
Registration Statement on Form S-3
Filed June 29, 2005
File No. 333-126223
Ladies and Gentlemen:
     On behalf of Verso Technologies, Inc. (the “Company”) and in accordance with Rule 472(a) under the Securities Act of 1933, as amended, we transmit herewith for filing a conformed copy of the Company’s Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-3 (No. 333-126223) filed on June 29, 2005, including exhibits thereto (the “Registration Statement”). The Amendment has been marked to show the changes effected to the Registration Statement in accordance with Rule 310 of Regulation S-T.
     The Amendment is being filed with the Commission primarily in response to comments of the Staff contained in the letter from Barbara C. Jacobs to Steven A. Odom dated July 26, 2005. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s July 26, 2005 comment letter. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Amendment.
Where You Can Find More Information, page 8
     1. As requested by the Staff, “Where You Can Find More Information” has been revised to include all filings that are required to be incorporated by reference.
Selling Shareholders, page 13
     2. As requested by the Staff, “Selling Shareholders” has been revised to disclose all

Securities and Exchange Commission
August 24, 2005

material transactions between the Company and the Selling Shareholders that occurred within the last three years, including disclosure regarding the transactions by which the Selling Shareholders received the shares of Common Stock being offered by resale.
     3. In response the Staff’s comment, the Company confirms that none of the Selling Shareholders is a broker-dealer or an affiliate of a broker-dealer and has disclosed the foregoing in the Amendment.
     Any comments or questions regarding this letter should be directed to the undersigned at Rogers & Hardin LLP, 2700 International Tower, 229 Peachtree Street, N.E., Atlanta, Georgia 30303, telephone (404) 420-4646, facsimile (404) 525-2224. We appreciate your prompt attention to this matter.

Sincerely, /s/ Lori A. Gelchion Lori A. Gelchion

cc:     Adam Halper, Esq.
          Sara Kalin, Esq.